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Exhibit 21

Subsidiaries of the registrant are as follows:

State or Other Jurisdiction of Incorporation or Organization
BCOP Nevada Company	Nevada
Boise Cascade Office Products Corporation	Delaware
Boise Cascade Trust I	Delaware
Boise Southern Company	Louisiana
Grand & Toy Limited	Ontario, Canada
Loving Creek Funding Corporation	Delaware
New Zealand Office Products Limited	New Zealand
Picabo Holdings, Inc.	Delaware
Note:	The names of various consolidated wholly owned subsidiaries have been omitted. None of the omitted subsidiaries, considered either alone or together with the other omitted subsidiaries, constitutes a significant subsidiary.

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  Exhibit 21